UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No.__)*


                            Meadow Valley Corporation
                         ------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                         ------------------------------
                         (Title of Class of Securities)


                                   583185103
                                 --------------
                                 (CUSIP Number)


                             Thomas J. Morgan, Esq.
                               Lewis and Roca, LLP
                              40 N. Central Avenue
                             Phoenix, Arizona 85003
                                 (602) 262-5712
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               December 21, 2000
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
-------------------                                            -----------------
CUSIP NO. 583185103                                            Page 2 of 9 Pages
-------------------                                            -----------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Greg J. Paulk
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF, AF
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    United States
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     307,415
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     0
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       307,415
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     0
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    357,600
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    10.0%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
-------------------                                            -----------------
CUSIP NO. 583185103                                            Page 3 of 9 Pages
-------------------                                            -----------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Ryan Joey Paulk Trust dated 10/22/97, 88-6070355
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF, AF
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    Nevada
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     15,895
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     0
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       15,895
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     0
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    357,600
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    10.0%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    OO
    --------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
-------------------                                            -----------------
CUSIP NO. 583185103                                            Page 4 of 9 Pages
-------------------                                            -----------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Brady Stevens Trust dated 10/22/97, 88-6070594
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF, AF
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    Nevada
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     15,895
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     0
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       15,895
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     0
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    357,600
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    10.0%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    OO
    --------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
-------------------                                            -----------------
CUSIP NO. 583185103                                            Page 5 of 9 Pages
-------------------                                            -----------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Robert Andrews
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF, AF
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    United States
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     18,395
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     0
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       18,395
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     0
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    357,600
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    10.0%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
-------------------                                            -----------------
CUSIP NO. 583185103                                            Page 6 of 9 Pages
-------------------                                            -----------------

ITEM 1. SECURITY AND ISSUER

     (a)  common stock, $0.001 par value
     (b)  Meadow Valley Corporation
     (c)  4411 South 40th Street
          Suite D-11
          Phoenix, Arizona 85040

ITEM 2. IDENTITY AND BACKGROUND

     The following information relates to Greg J. Paulk:

     (a)  NAME: Greg J. Paulk
     (b)  BUSINESS ADDRESS: 412 East Gowan Road, North Las Vegas, Nevada 89032
     (c)  OCCUPATION: Chief Executive Officer
          EMPLOYER: New-Com, Inc., 412 East Gowan Road,  North Las Vegas,
                    Nevada 89032
          PRINCIPAL  BUSINESS:  Holding  company  for  corporations  engaged  in construction business.
     (d)  CRIMINAL CONVICTIONS IN LAST FIVE YEARS: None
     (e)  CIVIL PROCEEDINGS  REGARDING  SECURITIES VIOLATION IN LAST FIVE YEARS:
          None
     (f)  CITIZENSHIP: United States

     The following information relates to Ryan Joey Paulk Trust:

     (a)  NAME: Ryan Joey Paulk Trust dated 10/22/97
     (b)  PLACE OF ORGANIZATION: Nevada
     (c)  PRINCIPAL BUSINESS: Manage trust assets
     (d)  PRINCIPAL OFFICE: 412 East Gowan Road, North Las Vegas, Nevada 89032
     (e)  CRIMINAL CONVICTIONS IN LAST FIVE YEARS: None
     (f)  CIVIL PROCEEDINGS REGARDING SECURITIES IN LAST FIVE YEARS: None

     The following information relates to Brady Stevens Trust:

     (a)  NAME: Brady Stevens Trust dated 10/22/97
     (b)  PLACE OF ORGANIZATION: Nevada
     (c)  PRINCIPAL BUSINESS: Manage trust assets
     (d)  PRINCIPAL OFFICE: 412 East Gowan Road, North Las Vegas, Nevada 89032
     (e)  CRIMINAL CONVICTIONS IN LAST FIVE YEARS: None
     (f)  CIVIL PROCEEDINGS REGARDING SECURITIES IN LAST FIVE YEARS: None

                                  SCHEDULE 13D
-------------------                                            -----------------
CUSIP NO. 583185103                                            Page 7 of 9 Pages
-------------------                                            -----------------

     The following information relates to Robert Andrews:

     (a)  NAME: Robert Andrews
     (b)  BUSINESS ADDRESS: 412 East Gowan Road, North Las Vegas, Nevada 89032
     (c)  OCCUPATION: Chief Operating Officer
          EMPLOYER: New-Com, Inc.,  412 East Gowan Road, North Las Vegas,
                    Nevada 89032
          PRINCIPAL  BUSINESS:  Holding  company  for  corporations  engaged  in construction business.
     (d)  CRIMINAL CONVICTIONS IN LAST FIVE YEARS: None

     (e)  CIVIL PROCEEDINGS  REGARDING  SECURITIES VIOLATION IN LAST FIVE YEARS:
          None

     (f)  CITIZENSHIP: United States

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The following information relates to Greg J. Paulk:

     (a) Purchases in the total amount of $852,366.25 were made with personal funds and loan from New-Com, Inc.
     (b)  Demand  loan in the  amount  of  $790,000  from  New-Com, Inc.
          bearing interest in the amount of 6.1%.

     The following information relates to Ryan Joey Paulk Trust dated 10/22/97:

     (a) Purchases in the total amount of $43,711.25 were made with personal funds and loan from New-Com, Inc.
     (b) Demand loan in the amount of $40,000 from New-Com, Inc. bearing interest in the amount of 6.1%.

     The following information relates to Brady Stevens Trust dated 10/22/97:

     (a) Purchases in the total amount of $43,711.25 were made with personal funds and loan from New-Com, Inc.
     (b) Demand loan in the amount of $40,000 from New-Com, Inc. bearing interest in the amount of 6.1%.

     The following information relates to Robert Andrews:

     (a) Purchases in the total amount of $50,117.50 were made with personal funds and loan from New-Com, Inc.
     (b) Demand loan in the amount of $40,000 from New-Com, Inc. bearing interest in the amount of 6.1%.

ITEM 4. PURPOSE OF TRANSACTION

     The shares have been acquired through market transactions in the ordinary course for investment purposes. The reporting persons may acquire additional shares in the open market, in private transactions or otherwise depending on various factors, including general market and industry conditions, and the issuer's financial condition and results of operation. The reporting persons will continue to review their holdings and the factors set forth above and may consider certain types of transactions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D. No such transactions are currently contemplated.

                                  SCHEDULE 13D
-------------------                                            -----------------
CUSIP NO. 583185103                                            Page 8 of 9 Pages
-------------------                                            -----------------

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)(b) Shares Owned:

              Reporting Person                     Shares(1)     Percentage
              ----------------                     ---------     ----------
     Greg J. Paulk                                   307,415           8.6%
     Ryan Joey Paulk Trust dated 10/22/97             15,895            .4%
     Brady Stevens Trust dated 10/22/97               15,895            .4%
     Robert Andrews                                   18,395            .5%
                                                   ---------     ----------
          Group Total                                357,600          10.0%

----------
(1) Each reporting person has sole voting and disposition power over shares indicated.

(c)  Transactions Within Past 60 Days:

     All purchases were made between December 20, 2000 and December 29, 2000 at prices ranging from $2.5625 to $2.9375 per share. All shares were purchased in market or negotiated transactions through registered broker dealers.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITY OF THE ISSUER

     The persons named in Item 2 above intend to form an entity to hold issuer's shares. New-Com Incorporated is anticipated to be a member of such entity, if formed. No such entity has currently been formed.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        Exhibit 1.  Joint Filing Statement.

                                  SCHEDULE 13D
-------------------                                            -----------------
CUSIP NO. 583185103                                            Page 9 of 9 Pages
-------------------                                            -----------------

                                POWER OF ATTORNEY

     Each person whose signature appears below hereby appoints each and all of the other persons below, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him, and in his name, place and stead, in any and all capacities, to sign any or all amendments to this Schedule 13D, and to file the same, with all exhibits hereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto the attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming to all that such attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 2, 2001                         /s/ Greg J. Paulk
------------------------                ----------------------------------------
Date                                    Greg J. Paulk

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 2, 2001                         /s/ Ryan Joey Paulk
------------------------                ----------------------------------------
Date                                    Ryan Joey Paulk, Trustee of the
                                        Ryan Joey Paulk Trust dated 10/22/97

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 2, 2001                         /s/ Brady Stevens
------------------------                ----------------------------------------
Date                                    Brady Stevens, Trustee of the
                                        Brady Stevens Trust dated 10/22/97

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 2, 2001                         /s/ Robert Andrews
------------------------                ----------------------------------------
Date                                    Robert Andrews